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United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Larry Spirgel Matthew Derby David Edgar Kathleen Collins

Re:	Sportradar Holding AG Amendment No. 1 to Draft Registration Statement on Form F-1 Confidentially submitted on May 7, 2021 CIK No. 0001836470

Ladies and Gentlemen:

On behalf of Sportradar Holding AG (the “Company”), we are hereby confidentially submitting a third Draft Registration Statement on Form F-1 (“Submission No. 3”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on February 19, 2021, and amended such Draft Registration Statement on Form F-1 on May 7, 2021 (the “Draft Submission” and, together with Submission No. 3, the “Registration Statement”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on June 3, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Prospectus Summary

Overview, page 1

1.

We note your added disclosure in response to prior comment 2; however it is not clear whether these individuals are being highlighted due to their celebrity or their financial commitment to the company. Additional disclosure should be added to make clear why these individuals are being mentioned.

June 17, 2021

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 3 and 4 of Submission No. 3 to clarify the rationale for including the names of these individuals in its Registration Statement.

Summary Consolidated Financial and Other Data, page 17

2.

We note from your response to prior comment 19 that upon consummation of this offering you will recognize compensation expense related to your Management Participation Program (“MPP”) and Phantom Option Plan (“POP”) share awards. Please tell us your consideration to include an adjustment to the numerator of your pro forma per share calculations for this additional compensation expense. Refer to Article 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 19 of Submission No. 3 to clarify that the pro forma profit per ordinary share attributable to owners of Sportradar Holding AG and the pro forma weighted average shares outstanding of Sportradar Holding AG will include the impact of any options exercised in connection with the Company’s proposed initial public offering and reflect the issuance of shares, options or restricted stock units expected to be granted in connection with the consummation of such initial public offering. Additionally, the pro forma profit per ordinary share attributable to owners of Sportradar Holding AG and the pro forma weighted average shares outstanding of Sportradar Holding AG will also give effect to any proposed reorganization effectuated in connection with the proposed initial public offering. As of the date of this response letter, the Company has not determined the expected impact of any of the items listed above. Accordingly, the Company has not yet included such numbers in its Registration Statement, but expects to be able to do so in a subsequent amendment to its Registration Statement.

Additionally, the Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is recognizing compensation expense in relation to the share awards granted under the MPP during 2020 up to the expected date of consummation of the initial public offering. To clarify, this expense is being incurred over the vesting period of the awards, which commences at the time the MPP share awards were granted and concludes on the expected date of the consummation of the Company’s initial public offering. As of December 31, 2020, the Company considered that the expected date of consummation of the initial public offering to be June 2021, and has used such date in order to recognise the related compensation expense. There is no new or incremental expense that is planned to occur upon consummation of the Company’s initial public offering.

As disclosed on page F-58, on February 22, 2021, the Company amended the MPP agreement to modify the vesting terms. Under the amended agreement, the share awards no longer vest fully upon an exit event, and instead will vest on a graded vesting basis from the date of the exit event until 2024. This modification was determined to be not beneficial to the employee as it increased the vesting period of the share awards. As such, in accordance with IFRS 2, the modification does not have an impact, and the grant-date fair value of the MPP share awards granted during 2020 is recognized over the original vesting period.

Similarly, the Company is recognizing the compensation expense in relation to the POP share options that were granted in 2020 from the date such POP share options were granted through the related vesting period on a graded vesting basis, which includes five different tranches to 2024.

June 17, 2021

There is no new or incremental expense that is planned to occur upon consummation of the Company’s initial public offering.

2021 Issuances:

The Company notes that in its response to prior comment 19, the Company mentioned that it would supplementally provide to the Staff an explanation on how the fair value of the share awards issued under the MPP during 2021 and the participation certificates issued during 2021 is determined. Share awards that were granted under the MPP subsequent to the amendment date of February 22, 2021 are being recognized on a graded vesting basis through 2024.

The fair value of the underlying shares awards issued in the three-month period ended March 31, 2021 is based on a bona fide offer received from a special purpose acquisition company in June 2021. This offer was the result of arms’ length negotiations between the Company and such special purpose acquisition company in relation to a potential merger of the two companies. In developing its offer, the special purpose acquisition company engaged in extensive due diligence of the Company, held meetings with potential investors and other institutions to explore the possibility of raising additional capital to close a merger transaction with the Company, and conducted a thorough review of the company’s historical financial results. As a result of its analysis, the special purpose acquisition company made an offer based on enterprise value of the Company of between $7.75 to $8.0 billion U.S. dollars, which would have resulted in cash proceeds from the sale of 17.4% of the Company’s shares for $1.35 billion. Due to market conditions and the increased regulatory and public scrutiny of special purpose acquisition companies, the Company rejected the offer made by the special purpose acquisition company and, instead, is opting to pursue a traditional initial public offering. However, despite opting to pursue a traditional initial public offering, the Company determined that the enterprise value included in the third-party offer received from such special purpose acquisition company was objectively reasonable for purposes of determining the fair value of the MPP share awards and participation certificates issued from January 1, 2021 to March 31, 2021.

Summary Consolidated Financial and Other Data, page 17

3.

You state in your response to prior comment 3 that adjusted EBITDA margin and cash flow conversion are considered operational metrics used by management to evaluate your business. Considering these measures are calculated using non-IFRS measures, you must provide the most directly comparable measure calculated on an IFRS basis. Therefore, as previously requested, please revise to disclose the comparable IFRS measures which would appear to be net/(loss) income as a percentage of revenue and operating cash flow as a percentage of net income/(loss) with equal or greater prominence wherever you discuss these measures.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 3, 19, 21, 85 and 107 of Submission No. 3 to disclose the most comparable IFRS measures to Adjusted EBITDA margin, which is profit for the period / year as a percentage of revenue, and cash flow conversion, which is net cash from operating activities as a percentage of profit for the year / period, with equal or greater prominence.

June 17, 2021

4.

We note your response to prior comment 4. Please revise your discussion of adjusted EBITDA to clarify why you are excluding the amortization of sports rights from the total amortization and depreciation adjustment and ensure you address the relevance of these costs to your operations, how the accounting treatment for your licenses may differ and how that impacts this measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 20 of Submission No. 3 to clarify why the Company is excluding the amortization of sports rights from the total amortization and depreciation adjustment in its calculation of Adjusted EBITDA and to disclose the relevance of these costs to the Company’s operations, including disclosure regarding how the accounting treatment of the Company’s licenses differ and how that impacts Adjusted EBITDA.

5.	We note that you reconcile Adjusted EBITDA to net (loss) / income before tax. Please revise to reconcile this measure to profit for the year. Refer to Question No. 103.02 of the non-GAAP C&DI.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 19 of Submission No. 3 to revise its reconciliation of Adjusted EBITDA to reconcile such measure from profit for the year / period.

6.

Please revise your disclosures to quantify the amount of intangible assets related to the Optima acquisition that are excluded from your free cash flow adjustment. Also, include an explanation of the reasons for such exclusion as provided in your response to prior comment 5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 22 of Submission No. 3 to quantify the amount of intangible assets related to the Optima acquisition that are excluded from free cash flow. Additionally, the Company has revised page 22 of Submission No. 3 to include an explanation of the reasons for such exclusion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Our Customers and Business Model, page 77

7.	Please revise to disclose the comparable churn rate for fiscal 2019.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 81 of Submission No. 3 to disclose the churn rate for its fiscal year ended December 31, 2019. Additionally, the Company has included its churn rate for the three-month period ended March 31, 2021.

Components of Our Results of Operations

Impairment of intangible assets, page 85

8.

Please revise here to also include a discussion of the impairment charges recorded during fiscal 2019 and clarify what is meant by “slower opening of the relevant market” as indicated in your response to prior comment 17. Specifically address how the repeal of the Professional and Amateur Sports Protection Act did not have the impact on your United States business as initially anticipated. Also, clarify whether the timing of legalization of sports betting in the individual states impacted your impairment analysis for both fiscal 2019 and 2020. Similar revisions should be made to your risk factor discussion on page 52.

June 17, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages 55, 88 and F-37 of Submission No. 3 to clarify what it meant by “slower opening of the relevant market” in its prior response to comment 17. Additionally, the Company has addressed how the repeal of the Professional and Amateur Sports Protection Act did not have the impact on the Company’s United States business as initially anticipated, and how the timing of the legalization of sports betting in the individual states impacted the Company’s impairment analysis for both 2019 and 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segments, page 85

9.

We note your response to prior comment 9. We further note the disclosure in Note 6 to the financial statements that “These divisions offer different services and are managed separately by region.” Please revise to clarify the regions used for assessing performance for each division.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised Note 6 to its consolidated financial statements to delete the reference to “regions,” as this term does not properly describe how the Company’s business is managed. The Company respectfully advises the Staff that its chief operating decision maker, which is its chief executive officer, does not receive financial information of regions or countries included in the RoW Betting, RoW AV and United States divisions. As such, the Company’s chief executive officer does not take regions or countries into consideration when determining how to allocate resources within the Company’s divisions, and does not assess the performance of the Company’s segments based on the countries or geographic regions included within its segments.

Comparison of Results For the Fiscal Years Ended December 31, 2019 and 2020 Revenue, page 87

10.

You state that €12.5M of the revenue increase was attributable to a strong performance in MTS and a full year of revenue related to the Optima acquisition. Please revise to disclose the relative contribution for each of these factors. Refer to Section III.B of SEC Release No. 33-6835.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 94 of Submission No. 3 to provide the relative contribution of each of the factors included in the disclosure.

Liquidity and Capital Resources

Capital Expenditures, page 89

11.	You disclose that you have begun implementing a new ERP system. Please revise to disclose any material commitments associated with this system implementation. Refer to Item 5.B.3 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised page 98 of Submission No. 3 to disclose the commitments associated with the implementation of the new ERP system.

June 17, 2021

Consolidated Financial Statements

Consolidated Statement of Profit or Loss and Other Comprehensive Income, page F-3

12.

While we note from your response to prior comment 11 that you have aggregated expenses within profit or loss based on nature, your reference to “cost of purchased services” could be interpreted as a mixed presentation of expenses by both function and nature. Please consider renaming this line item and providing quantified information regarding its components in the financial statement footnotes or further disaggregating the information included in this subtotal. Refer to paragraphs 15 and 85 of IAS 1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has renamed the line item “cost of purchased services (excluding depreciation and amortization)” in its consolidated financial statements to be “purchased services and licenses (excluding depreciation and amortization).” Additionally, the Company has added disclosure in note 7 to its consolidated financial statements to provide quantified information regarding the components of such line item.

Notes to the Consolidated Financial Statements

Note 5. Revenue from contracts with customers, page F-25

13.

We note your response to prior comment 13. Your disclosures related to your Sports Betting and Virtual Gaming revenue share arrangements continue to indicate that your fee is recognized at the point in time your customer has generated income from an individual bet. Please revise to clarify what is meant by “income,” as indicated in your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised pages F-26 and F-27 of Submission No. 3, along with the footnotes to its consolidated financial statements, to clarify what the Company meant by “income.”

14.

In order for us to better understand your response to prior comments 14 - 16, for each of the arrangements discussed in your revenue recognition footnote, please tell us and revise to clarify which arrangements are accounted for as a license of intellectual property and apply the sales-based or usage-based royalty guidance. Refer to paragraphs B52 - B63B of IFRS 15. We may have further comments based on your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the IFRS 15.B63 guidance on the recognition of revenue for sales and usage-based royalties is applied for contracts that:

•	include consideration based on customers’ subsequent usage of sports data; and

•	the sports data are the only (or predominant) item to which the usage-based royalty relates.

The following table provides a breakdown of the customer type and whether the arrangement with the customer is based on performance at a point in time or period of time, and whether sales and usage-based royalties guidance is applied to the customer type.

June 17, 2021

Customer Type	Performance at a point in time	Performance over a period of time	Sales and usage - based royalties guidance applied
Betting Data / Betting Entertainment Tools
Stand ready data		✓
Single match fees	✓
Revenue share	✓		✓
Managed Betting Services
Managed Trading Services		✓
Managed Platform Services
Platform set – up		✓
Maintenance and support		✓
Audio Visual
Monthly fee		✓
Overpicks	✓
Virtual game and E-sports
Virtual game – revenue share	✓		✓
E-sports – ref to Betting above

Additionally, the Company has revised pages F-26 and F-27 to clarify which arrangements are accounted for applying the usage-based royalty guidance.

Note 29. Share-based payments, page F-57

15.

You state in your response to prior comment 19 that the Radcliff transaction was used to determine the fair value for the underlying shares related to both the POP and the MPP shares. Please explain further why the fair value used to determine compensation for the MPP shares was €148.6 while the value used for the POP valuation was €5,192.46. Also, clarify what is meant by your statement that the MPP shares and the company’s shares do not have a 1:1 ratio and how that factored into the significant difference in the fair values assigned to the underlying shares for these awards.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the MPP shares were issued through Slam InvestCo, whereas the POP shares were issued through Sportradar Holding. Although, the fair value of the underlying shares related to the MPP and POP are both linked to the equity value of the Company, they cannot be directly compared as they relate to shares in different entities: Slam InvestCo and Sportradar Holding, respectively, with different capital structures.

In particular, the key differences in the fair value of the MPP shares and the fair value of the underlying Company’s shares used in the POP valuation are as follows:

•

The MPP, through Slam InvestCo, has a 5.2% interest in Sportradar Holding AG and a different capital structure to the Company. The fair value of the MPP shares is calculated based on its ownership of 5.2% of the equity value of the Company, less the value of the loan used to fund the purchase of Sportradar participation certificates, divided by the number of outstanding shares at Slam InvestCo.

•	As of September 30, 2020, the method used to calculate the fair value of the MPP share awards issued during 2020 was as follows:

June 17, 2021

Total Equity Value of Sportradar Holding AG based on Radcliff transaction	€2,740,000,000
Value held by MPP Co (EUR) (pro-rated based on an equity value of 2,740,000,000 for Sportradar at MPP Co’s stake of 5.2%)	€142,480,000
Less: loan payable to Sportradar (EUR) including accrued interest	€96,200,000
Management Equity (EUR) (re-calculation)	€46,280,000
Number of Slam InvestCo shares held by MPP participants	311,503
Value per share (EUR) (management equity value divided by Slam InvestCo shares held by MPP participants)	€148.6

•

The fair value of the underlying shares used in the POP valuation is calculated based on 100% of the equity value of Sportradar divided by the number of outstanding shares and outstanding participation certificates at Sportradar Holding AG

•	As of December 31, 2020, the method used to calculate the fair value of the underlying shares used to value the options granted under the POP during 2020 was as follows:

Total Equity Value of Sportradar Holding AG based on Radcliff transaction	€2,740,000,000
Number of outstanding Sportradar ordinary shares and participation certificates	527,688
Value per share (EUR) (management equity value divided by Slam InvestCo shares held by MPP participants)	€5,192.46

•

Upon effectiveness of the Company’s Registration Statement, the Company expects that the MPP shares will be exchanged for shares of the Company or a newly formed holding company on a proportionate basis based on a waterfall that calculates the fair value of the MPP shares at the date of the initial public offering. The Company expects that any such exchange will also take into account the value of the loan, plus interest, used to fund the purchase of Sportradar participation certificates held by Slam InvestCo.

June 17, 2021

Note 30. Subsequent Events, page F-58

16.

We note that in March 2021, you entered into a definitive agreement to acquire Atrium Sports. Please tell us the fair value of the 1,814 Sportradar shares issued and the total consideration for this acquisition. Also, revise to include the financial statements and pro forma financial information required pursuant to Rule 3-05 and Article 11 of Regulation S-X or provide us with a detailed analysis of why this transaction does not meet the significance test of Rule 1-02(w) of Regulation S-X. Refer also to Item 4.B of Form F-1.

Response: The Company respectfully acknowledges the Company is in the process of assessing the accounting treatment and determining the fair value of the participation certificates as they are subject to various conditions, including performance conditions. The Company will complete the significance test pursuant to Rule 1-02(w) of Regulation S-X and provide the Staff with the information requested in the next submission of its Registration Statement

General

17.

We note your response to prior comment 20. We further note your reference to data from a research report from Boston Consulting Group. Please tell us whether the Company commissioned this report. To the extent it was commissioned by the Company, please file such party’s consent as an exhibit to the registration statement. Refer to Securities Act Rule 436.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the report from Boston Consulting Group was not commissioned by the Company or any other party acting on its behalf for use in connection with Company’s Registration Statement and/or the proposed initial public offering; rather, such report was prepared in the ordinary course of business for general business and marketing purposes.

The Company notes that the consent requirements of Section 7 and Rule 436 are directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information obtained from the report from Boston Consulting Group reflects aggregated market data and was not prepared for purposes of the Registration Statement.

Furthermore, the Company respectfully submits that Boston Consulting Group is not an “expert” under Rule 436 and accordingly, the Company does not believe consents would be required to be filed as exhibits to Submission No. 3. Pursuant to Rule 436 under the Securities Act, a consent is required to be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Under Section 7 of the Securities Act, an “expert” is defined to include “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that Boston Consulting Group, which is a research consulting firm within an industry group that is not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such third parties as experts or the statements are purported to be made on the authority of such providers as “experts.”

As a result of the foregoing, the Company respectfully submits that Boston Consulting Group is not an expert of the kind whose consent would be required to be filed pursuant to Rule 436.

June 17, 2021

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	(via email)

Carsten Koerl, Sportradar Holding AG

Alexander Gersh, Sportradar Holding AG

Lynn McCreary, Sportradar Holding AG

Paul F. Sheridan, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP